Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following letter was first sent to MarkWest Energy Partners, L.P.’s employees on July 13, 2015.

Today is a very exciting and transformative day for MarkWest.  I am very pleased to announce that our board of directors has agreed to a combination with MPLX LP, a publicly traded Master Limited Partnership.  MPLX is owned by Marathon Petroleum Corporation, a Fortune 25 company and is the 4th largest refiner in the nation and the largest in the Midwest and Northeast.  This transaction is incredibly strategic and will allow us to move into our next phase of growth.  This is an unparalleled opportunity as it combines the best of both the organic growth and the asset drop-down structure, as we continue to grow our core business and expand into downstream projects.  Below are some of the key points of the transaction:

•                  Creates the 4th largest Master Limited Partnership with over $20 billion in market capitalization

•                  Merges our leading position in the Northeast with the largest refiner in the Northeast and Midwest

•                  Marathon Petroleum is an extremely strong sponsor with a substantial dropdown portfolio to support best-in-class distribution growth of the combined MLP

•                  Significant opportunity for synergistic projects

•                  Combined entity will have an investment grade profile and will lower our cost of capital

•                  MarkWest will:

•                  Operate as a stand-alone business within MPLX

•                  Continue with our entire team in place, which is critical to culture, integration and future success

•                  Maintain our existing Denver and regional offices

•                  Maintain our relationships with producers

•                  Remain the operator of our assets

•                  Play a leadership role in the development of new downstream projects with Marathon

Additionally, our executive team will continue in their same roles.

We appreciate that you have many questions. Additionally, we will have an employee conference call today (Monday, July 13th) at 8:30 MDT/10:30 EDT to provide you with further insight from me and Gary Heminger, President & CEO Marathon Petroleum Corporation. Instructions to access this conference call are included below. This is an exciting time for all of us in the MarkWest family. Our management team and I look forward to working with you as we embark on this next phase of our incredible journey.

Frank

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Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties.  These statements may include statements regarding the proposed acquisition of MarkWest by MPLX LP, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MarkWest’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MarkWest’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MarkWest being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MarkWest and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including MarkWest’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014. The forward-looking statements should be considered in light of all these factors.  In addition, other risks and uncertainties not presently known to MarkWest or that MarkWest considers immaterial could affect the accuracy of the forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. MarkWest does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of MarkWest by MPLX. In connection with the proposed acquisition, MarkWest and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from MarkWest by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.  However, MarkWest and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MarkWest common units with respect to the proposed transaction. Information about MarkWest’s directors and executive officers is set forth in the proxy statement for MarkWest’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MarkWest’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015.  To the extent holdings of MarkWest securities have changed since the amounts contained in the proxy statement for the MarkWest’s 2015 Annual Meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available).  These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MarkWest using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.